Zimmerman BioPharma Holding, Inc.

Suite 1540

401 Congress Avenue

Austin, TX 78701

November 6, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zimmerman BioPharma Holding, Inc.
Application for Withdrawal of Offering Statement on Form 1-A
File No. 024-11172

Ladies and Gentlemen:

Pursuant to Rule 230.259 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Zimmerman BioPharma Holding, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Offering Statement on Form 1-A (File No. 024-11172), as amended, together with all exhibits thereto (collectively, the “Offering Statement”), effective as of the date hereof. It is the Company’s understanding that this application for withdrawal of the Offering Statement will be deemed granted as of the date hereof unless it receives notice from the Commission within 15 days of the date hereof that it will not be granted.

The Offering Statement was originally filed with the Commission on March 5, 2020, and has not been qualified by the Commission. The Company is requesting to withdraw the Registration Statement and all amendments for business reasons. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company confirms that it has not sold any securities pursuant to the Offering Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Offering Statement.

Zimmerman BioPharma Holding, Inc.

/s/ David J. Wood
Chief Executive Officer